Exhibit 99.4

01YXWB Proxy - Subordinate Voting Shares - Annual General Meeting to be held on May 17, 2024 This proxy is solicited by and on behalf of management of TELUS International (Cda) Inc. (“TELUS International”). .. SUBORDINATE VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call. To Receive Documents Electronically - You can enroll to receive future securityholder communications electronically after you vote using the internet. If you don’t vote online, you can still enroll for this service. Follow the instructions below. To vote by telephone or the internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the internet, DO NOT mail back this proxy. Proxies submitted must be received by 4:00 p.m. (ET), on May 15, 2024. If the meeting is postponed or adjourned, proxies submitted must be received by 4:00 p.m. (ET) on the second-last business day before the reconvened meeting date. .. CONTROL NUMBER 1. As a holder, you have the right to appoint some other person of your choice, who need not be a shareholder, to attend and act on your behalf at the meeting, or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed on this proxy (see reverse), please insert the name of your chosen proxyholder in the space provided (see reverse) and return your proxy by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to www.computershare.com/TELUSInternational by 4:00 p.m. (ET) on May 15, 2024 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. 2. If the subordinate voting shares are registered in the name of more than one owner (for example, joint owners, trustees, executors, etc.), then all registered owners should sign this form. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign the proxy with signing capacity stated. 3. If you are voting by mail or delivery, the proxy should be signed in the exact manner as the name appears on the proxy. If the proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder. 4. The subordinate voting shares represented by this proxy will be voted as directed by you, however, if you do not give specific direction in respect of any matter, this proxy will be voted as recommended by management. 5. This proxy confers discretion on the proxyholder with respect to amendments to matters identified in the Notice of Annual General Meeting and other matters that may properly come before the meeting, or any adjournment or postponement thereof, in each instance to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested. Where no choice is specified or where both choices are specified in respect of any matter, the subordinate voting shares shall be voted FOR the matters listed in items 1 and 2 on the reverse. 6. This proxy should be read in conjunction with the accompanying TELUS International Notice of Annual Meeting of Shareholders and Management Proxy Circular. Notes to proxy Fold Fold • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. • You can attend the meeting virtually by visiting https://web.lumiagm.com/460586570. • For further information on the virtual AGM and how to attend, please view the information circular available on www.envisionreports.com/telusinternational2024. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically To Virtually Attend the Meeting MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 Security Class 123 C1234567890 XXX Holder Account Number CPUQC01.E.INT/000001/i1234 12345 12345 12345 1-866-732-VOTE (8683) Toll Free

. AR1 01YXXB Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than Messrs. Blair or Puritt. I/We being holder(s) of TELUS International subordinate voting shares hereby appoint: Josh Blair, Vice-Chair of TELUS International, or failing him, Jeffrey Puritt, President and Chief Executive Officer of TELUS International. OR as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual general meeting of TELUS International to be held via live audio webcast online at https://web.lumiagm.com/460586570, on May 17, 2024 at 4:00 p.m. (ET), and at any adjournment or postponement thereof (the “Meeting”), to the extent permitted by law. MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. MM / DD / YY Signature(s) Date Fold Fold I WISH TO RECEIVE PAPER COPIES OF THE QUARTERLY REPORTS These documents are available at telusinternational.com/investors so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the interim financial statements and MD&A will not be mailed to you. I WISH TO RECEIVE A PAPER COPY OF THE ANNUAL REPORT The annual report is available at telusinternational.com/ investors so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the annual report will not be mailed to you. NOTE: If you are appointing a proxyholder other than Messrs. Blair or Puritt, you must return your proxy by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to www.computershare.com/TELUSInternational by 4:00 p.m. (ET) on May 15, 2024 and provide Computershare with the required information for your proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. 1. Election of Directors 2. Appointment of Auditors Appoint Deloitte LLP as auditors for the ensuing year and authorize directors to fix their remuneration. For Withhold For Withhold For Withhold For Withhold 05. Darren Entwistle 06. Doug French 01. Madhuri Andrews 02. Olin Anton 03. Navin Arora 07. Tony Geheran 08. Sue Paish 09. Jeffrey Puritt 10. Carolyn Slaski 11. Sandra Stuart 04. Josh Blair 363718 MR SAM SAMPLE 123 C1234567890 XXX ULKQ XXXX 999999999999